17950 Preston Road, Suite 600
Dallas, Texas 75252
Phone: (972) 349-3200
Fax: (972) 349-3265
Toll Free: (800) 486-3223
December 21, 2009
Via EDGAR and Facsimile
Mr. Daniel L. Gordon
Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	PMC Commercial Trust
Form 10-K for the year ended December 31, 2008
Filed on March 16, 2009
File No. 001-13610
Dear Mr. Gordon,
We are writing in response to your letter dated December 14, 2009 setting forth an additional comment of the Securities and Exchange Commission’s Staff with respect to the above-mentioned submission.
For your convenience, the Commission’s comment has been repeated herein in bold font, with PMC Commercial Trust’s (“we” or “our”) response immediately following the Commission’s comment.
We have agreed to supplement disclosures in our future filings. We are doing that in the spirit of transparency and not because we believe our prior filings may be materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.
We understand that the Commission may have additional comments after reviewing our response set forth below.
Form 10-K for the year ended December 31, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition, page 25
Operating Activities, page 43
Comment
1.	We note your response to comment 2 of our letter dated September 25, 2009. In response to our comment, you state that you will provide the reconciliation required by Item 10(e) of Regulation S-K. Please confirm that you will also provide disclosure regarding the reasons why your management believes that the modified cash presentation provides useful information to investors regarding your financial condition and results of operations. Please provide the disclosure required by Item 10(e)(i)(C) and (D) of Regulation S-K.
Response
For future filings, including our Form 10-K for the year ending December 31, 2009, we will also

17950 Preston Road, Suite 600
Dallas, Texas 75252
Phone: (972) 349-3200
Fax: (972) 349-3265
Toll Free: (800) 486-3223
provide the disclosure required by Item 10(e)(i)(C) and (D) of Regulation S-K including, without limitation, disclosure regarding the reasons why management believes that the modified cash presentation provides useful information to investors regarding our financial condition and results of operations.
Should you have any questions regarding the above response, please do not hesitate to contact the undersigned at (972) 349-3230.
Sincerely,

/s/ Barry N. Berlin
Barry N. Berlin
Chief Financial Officer
PMC Commercial Trust

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